Mail Stop 4561

March 25, 2008

Robert R. Kauffman, Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

> **Re:** **Alanco Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 3, 2008**
> **File No. 333-149584**
>
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed October 1, 2007**
> **File No. 000-09347**

Dear Mr. Kauffman:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Issuance of Securities to Selling Shareholders

1. You describe in this section several transactions pursuant to which shares to be resold were issued or debt securities or warrants relating to shares to be resold were issued. However, the disclosure in this section appears to account for issuance transactions relating to only 3,859,636 of the 5,570,238 shares being registered for resale. Please expand the filing to describe in materially complete terms all of the transactions whereby the shares to be resold, or the securities exercisable or convertible into shares to be resold, were issued. Please revise to

disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares or other securities received by them.

2. In addition, we note that your prospectus references several agreements or amendments thereto pursuant to which shares to be resold, or securities exercisable or convertible into shares to be resold, were issued. However, there are no such agreements listed on your exhibit index. Please revise to file these agreements as exhibits to the registration statement, or if they have been previously filed, properly incorporate them by reference to prior filings that you identify. See Item 601(b) of Regulation S-K.

Selling Stockholders

3. Identify the natural person or persons who have voting or investment control over the shares being registered for resale by Berry-Shino Securities, Inc. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

Incorporation by Reference

4. Please ensure that you specifically incorporate by reference all filings required by Item 12 of Form S-3. In this regard, we note that it appears that you should incorporate by reference the current reports on Form 8-K filed by the company on September 21, 2007, August 15, 2007, and July 27, 2007.

Form 10-KSB for the fiscal year ended June 30, 2007

Item 8A. Controls and Procedures

5. We note the following disclosure regarding management's evaluation of your disclosure controls and procedures: "Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that those disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as that term is defined in Rule

13a-15. In future reports, please ensure conclusions concerning the effectiveness of disclosure controls and procedures are expressed in a manner that conforms to the scope of disclosure controls and procedures, as expressed in the referenced regulation.

6. We note also your disclosure that, "[T]here has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." The period covered by this disclosure is over-inclusive. Item 308(c) of Regulation S-K requires that you disclose in your annual report any changes to your internal controls over financial reporting *during the fiscal fourth quarter covered by such report* that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

***

As appropriate, please amend your filings in response to these comments. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Robert R. Kauffman
Alanco Technologies, Inc.
March 25, 2008
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (480) 348-1471
        Steven P. Oman, Esq.